                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                              JACOBSON STORES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, $1 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  469834 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           P. Gerald Mills, Jacobson Stores Inc., 3333 Sargent Road,
                     Jackson, MI  49201-8847 (517)764-6400
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 25, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

CUSIP NO. 469834 10 5
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    P. GERALD MILLS
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF (Personal Funds)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    235,764
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    235,764
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     235,764
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share ("Common Shares"), of Jacobson Stores Inc., a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 3333 Sargent Road, Jackson, Michigan, 49201-8847.

ITEM 2.  IDENTITY AD BACKGROUND.

         This statement is being filed by P. Gerald Mills. P. Gerald Mills' and the Company's business address is 3333 Sargent Road, Jackson, Michigan 49201-8847. P. Gerald Mills' present principal occupation or employment is Chairman of the Board of Jacobson Stores Inc., which operates 23 specialty stores in Michigan, Ohio, Indiana, Kentucky, Kansas and Florida.

         P. Gerald Mills has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). P. Gerald Mills has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         P. Gerald Mills is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed to report the Company's payment of $545,455 to P. Gerald Mills as of June 25, 2001 to redeem stock options originally granted by the Company to Mr. Mills on October 31, 1996 to purchase 300,000 common shares at $8.375 per Common Share. The source of the funds used in making the redemption was the Company's working capital. The options were granted by the Company to Mr. Mills.

ITEM 4.  PURPOSE OF TRANSACTION.

         The redeemed options were originally granted to P. Gerald Mills under the Jacobson Stock Option Plan of 1994 to secure for the Company the benefits of the additional incentive inherent in the ownership of its Common Shares by P. Gerald Mills, a key employee of the Company, to provide him with an incentive to achieve long-term corporate objectives through ownership of stock in the Company, and to help the Company retain the services of P. Gerald Mills and compensate him for those services. In June 2001, the Company hired Carol Williams, replacing Mr. Mills, as its President and Chief Executive Officer. Mr. Mills remains Chairman of the Board of the Company. To provide an option to purchase 250,000 of the Company's Common Shares to Carol Williams, the Company redeemed a fully vested option to purchase 300,000 Common Shares that was granted to Mr. Mills on October 31, 1996.


                                     3 of 6

         P. Gerald Mills may, from time to time, acquire additional Common Shares (1) by the exercise of his options, (2) by the grant of additional options to him by the Company, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing, although he has no current plans to make any of these acquisitions. P. Gerald Mills may also dispose of some or all of the Company Common Shares that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Shares by P. Gerald Mills pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.
P. Gerald Mills reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.

         Other than as described above, and except that the Company is exploring its strategic alternatives and the restructuring of its indebtedness as part of its Chapter 11 bankruptcy reorganization proceedings, P. Gerald Mills does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, although the NASDAQ Stock Market has notified the Company that its Chapter 11 bankruptcy filing might subject it to delisting, (i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The number and percentage of Common Shares beneficially owned by P. Gerald Mills as of February 13, 2002 are as follows:


                                   Number                     Percent
                                   ------                     -------
         P. Gerald Mills           235,764 (1)                 3.9% (2)



(1) The shares shown above as beneficially owned by P. Gerald Mills consist of
(1) 35,764 shares owned by P. Gerald Mills, and (2) 200,000 shares that P. Gerald Mills has the right to acquire within 60 days of February 13, 2002 pursuant to the exercise of options granted to him under the Jacobson Stock Option Plan of 1994, as more specifically described below (the "Option Shares").

(2) Based on the 5,788,209-2/3 Common Shares reported as outstanding as of November 3, 2001 in the Company's Quarterly Report on Form 10-Q for the quarter ended November 3, 2001.




                                     4 of 6

         P. Gerald Mills has been granted the following options to purchase Common Shares under the Jacobson Stock Option Plan of 1994:


                                                  Percent
                                                 Vested at
  Date of        Number of       Exercise       February 13,       Number           Vesting
   Grant          Shares          Price             2002           Vested           Schedule
  -------        ---------       ---------      ------------       ------           --------
  3/23/00         100,000         $5.0625           100%          100,000         100% at 3/23/00
  3/22/01         100,000         $2.88             100%          100,000         100% at 3/22/01
                  -------                                         -------
  Total           200,000                                         200,000


         P. Gerald Mills has sole voting and investment power over the Common Shares listed above as owned by P. Gerald Mills.

         The only transaction in the Company's Common Shares effected by P. Gerald Mills since the March 30, 2001 filing of his Schedule 13 was the Company's redemption of his option described in Items 3 and 4 above.

         No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by P. Gerald Mills.

         Mr. Mills ceased to be the beneficial owner of more than five percent of the Common Shares as of June 25, 2001.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER.

         The options granted to P. Gerald Mills are described in Item 5 and are subject to the terms of Stock Option Agreements between P. Gerald Mills and the Company and the terms of the Jacobson Stock Option Plan of 1994. The options are not transferable other than by will or the laws of descent and distribution. A copy of the Jacobson Stock Option Plan of 1994 is filed as an exhibit to the Company's periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit A to the Company's Proxy Statement in connection with the Annual Meeting of Shareholders held on May 26, 1994.

         2. First Amendment to Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996.

         3. Second Amendment to Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended July 26, 1997.

         4. Third Amendment to Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 10, 1998 in connection with the Annual Meeting of Shareholders held on May 28, 1998.


                                     5 of 6

                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 13, 2002




                                               /s/  P. Gerald Mills
                                               ---------------------------
                                               P. Gerald Mills



                                     6 of 6